Exhibit 99.1

Claude Resources Inc. to Release 2012 Operating and Financial Results on March 28, 2013

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, March 14, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ) (NYSE MKT: CGR) has announced that it will release its 2012 operating and financial results on March 28, 2013 prior to market open. In addition to the news release, the Company will host a conference call and webcast beginning at 10:00 AM Eastern Standard Time to discuss the results.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until April 4, 2013 at 11:59 PM Eastern Standard Time by calling 1-855-859-2056 and entering the password 23067288.

To view and listen to the webcast please use the following URL in your web browser:
http://www.newswire.ca/en/webcast/detail/1128159/1230545.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,023,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 10:00e 14-MAR-13